Nogales Resources Corp

November 20, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mr. John Reynolds

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Nogales Resources Corp Amended Registration Statement on Form S-1 File No. 333-199013

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nogales Resources Corp (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form S-1 to 9:00 am Eastern Standard Time on November 25, 2014, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Nogales Resources Corp

By:

/s/ Misael Aguirre

Misael Aguirre

Chief Executive Officer

Calle Colombia, PO Box 80 C.P. 48351, Colona 5 de Diciembre

Puerto Vallarta, Jalisco - Phone: 775-624-9078